UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information Contained in this Form 6-K Report

Entry into a Material Definitive Agreement.

Padachi M Venture Limited (“Padachi M”), a wholly-owned subsidiary of Kandal M Venture Limited (the “Company”) will enter into a convertible bond purchase agreement (the “Agreement”) with Dumaine International Ltd (the “Issuer”) in connection to the Issuer’s sale and issuance of an aggregate principal amount of $2.5 million newly issued senior unsecured convertible bonds (the “Instrument”) on or about April 8, 2026. Interest is payable by the Issuer to Padachi M semi-annually in cash under the Instrument at a rate of 6% per annum. The Instrument is due on the five-year anniversary of the date of issuance unless earlier converted or repaid. The Agreement includes customary representations, warranties, and covenants.

Issued share capital of Dumaine was owned as to 15% by Padachi M, 38.25% by Mr. Miao Duncan and 46.75% by Mr. Miao Tai Wai, David. Mr. Miao Duncan is our Director and chairman of the board of Directors. Our controlling shareholder, DMD Venture Limited, is owned as to 45% by Mr. Miao Duncan and 55% by Mr. Miao Tai Wai, David. The transactions concerned constitute a related party transaction and has been duly approved by the board of Directors and audit committee of the Company.

The foregoing descriptions of the transaction are not complete and are qualified in their entirety by reference to the form of the Agreement and form of Instrument, copies of which are filed as Exhibits 10.1 and 10.2 respectively hereto and are incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

10.1	Form of Agreement
10.2	Form of Instrument

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: April 6, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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